U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                         Commission File Number: 1-13752

  [ ] Form 10-K and Form 10-KSB  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q
                         and Form 10-QSB [ ] Form N-SAR
                        For Period Ended: March 31, 2001

      [ ] Transition Report on Form 10-K     [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form 20-F     [ ] Transition Report on Form N-SAR
      [ ] Transition Report on Form 11-K
                        For the Transition Period Ended:

--------------------------------------------------------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                 Not applicable

--------------------------------------------------------------------------------

Part I - Registrant Information

--------------------------------------------------------------------------------

Full Name of Registrant:                    Smith-Midland Corporation
Former Name if applicable:                  Not Applicable
Address of Principal Executive Office:      5119 Catlett Road, P.O. Box 300
                                            Midland, Virginia 22728

--------------------------------------------------------------------------------

Part II - Rule 12b-25(b) and (c)

--------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. Check box if appropriate. [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

--------------------------------------------------------------------------------

Part III - Narrative

--------------------------------------------------------------------------------

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

The Company has processed its financial information in an attempt to file by the due date, but finds that it needs additional time to complete the review and finalization of quarterly results.

--------------------------------------------------------------------------------

Part IV - Other Information

--------------------------------------------------------------------------------

     (1) Name and telephone number of person to contact in regard to this notification:

                             Robert E. Albrecht, Jr.
                                 (540) 439-3266

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company anticipates, but there can be no assurance, that there will be reported a significant increase in revenues and more favorable operating results, the amounts of which are currently being determined.

--------------------------------------------------------------------------------

     Smith-Midland Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                             SMITH-MIDLAND CORPORATION

Date: May 14, 2001                     By:  /s/ Robert E. Albrecht, Jr.
                                          --------------------------------------
                                            Robert E. Albrecht, Jr.
                                            Chief Financial Officer

                                      - 2 -